Exhibit (a)(5)(G)

BRODSKY & SMITH, LLC

Evan J. Smith (SBN 242352)

esmith@brodsky-smith.com

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Tel:      (877) 534·2590

Fax:     (310) 247-0160

Attorneys for Plaintiff

[Additional Counsel Appears Below Signature Line]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

JOHN CANTY, on behalf of himself and all others similarly situated,

                                                             Plaintiff,

                                         vs.

ALEXZA PHARMACEUTICALS, INC., THOMAS B. KING, ISAAC STEIN, J. KEVIN BUCHI, DEEPIKA R. PAKIANATHAN, J. LEIGHTON READ, GORDON RINGOLD, JOSEPH L. TURNER, GRUPO FERRER INTERNACIONAL, S.A. AND FERRER PHARMA INC.,

                                                             Defendants.

Case No.: CLASS ACTION COMPLAINT FOR: (1) BREACH OF FIDUCIARY DUTY (2) AIDING AND ABETTING BREACH OF FIDUCIARY DUTY JURY TRIAL DEMANDED

Plaintiff John Canty (“Plaintiff’), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) against the Board of Directors of Alexza (“Individual Defendants” or “Board”) to enjoin the acquisition of the publicly owned shares of Alexza common stock by Grupo Ferrer Internacional, S.A. (“Ferrer”) and its wholly owned subsidiary Ferrer Pharma Inc. (“Merger Sub”) as detailed herein (“Proposed Transaction”).

2. Alexza is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s first commercial product, ADASUVE, is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries.

3. Ferrer is Alexza’s commercial partner for ADASUVE in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, the Philippines and Thailand.

4. On May 10, 2016, Ferrer and Alexza jointly announced that they had entered into a definitive agreement (“Merger Agreement”) under which Ferrer, through Merger Sub, would commence a tender offer to acquire Alexza for $0.90 per share in cash. In addition to the upfront cash payment, Alexza stockholders will be granted contingent value rights to receive cash payments in four payment categories in an aggregate maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved.

5. The consummation of the tender offer is conditioned upon, among other things, that the number of Alexza shares validly tendered into and not withdrawn from the tender offer equal, when added to any other Alexza shares owned by Ferrer, at least a majority of the then outstanding shares of the Company’s common stock. Thereafter, Ferrer will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as are made to stockholders (“Merger”).

6. According to Yahoo! Finance, analysts have set a price target for Alexza of $1.25 per share. Moreover, as recently as September 25, 2015, Alexza traded as high as $1.60 per share i.e., over 75% higher than the proposed cash consideration in the Merger. Thus, the Proposed Transaction will provide Alexza’s shareholders with inadequate consideration.

7. In facilitating the acquisition of Alexza by Ferrer for inadequate consideration each of the Defendants (defined below) breached and/or aided the other Defendants’ breaches of their fiduciary duties.

8. The Board further exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or from continuing discussions and negotiations with potential acquirers; (ii) an “information rights” provision that grants Ferrer access to any rival bids, the material terms thereof, and the bidder’s identity; (iii) a “matching rights” provision that provides Ferrer with three business days to match any competing superior proposal before the Board can effectuate an Adverse Recommendation Change (as defined in the Merger Agreement); and (iv) a provision that requires the Company to pay Ferrer a termination fee of $1 million following termination of the Merger Agreement under specified circumstances including if Alexza enters into a transaction with a superior bidder.

9. Additionally, on May 9, 2016, Alexza and Ferrer entered into an amended and restated promissory note, previously issued to Ferrer on September 28, 2015, as amended on March 21, 2016 and April 18, 2016 (“Restated Note”), which provides that if the Merger Agreement is terminated, then all outstanding unpaid principal and accrued interest will become immediately due and payable to Ferrer. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million.

10. In addition, in connection with the transactions contemplated by the Merger Agreement, the vesting of all unvested options and unvested restricted stock units of the Company will be accelerated to be vested in full and, with respect to the options, immediately exercisable at least six days prior to the closing of the offer. Thus, the members of the Board and the Company’s executives will receive substantial pecuniary benefits in connection with the Merger.

11. These provisions substantially and improperly impede the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Alexza.

12. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Ferrer.

JURISDICTION AND VENUE

13. This Court has jurisdiction over this matter because Defendants conduct business in Santa Clara County. Defendant Alexza has its principal executive offices located at 2091 Stierlin Court Mountain View, California 94043.

14. Venue is proper in Santa Clara County pursuant to Section 395(a) of the Code of Civil Procedure in that each Defendant systematically conducted business on a regular basis in Santa Clara County, California and/or resides in Santa Clara County and the wrongful conduct complained of herein occurred in Santa Clara County.

PARTIES

15. Plaintiff is, and at all relevant times was, a continuous stockholder of Alexza.

16. Alexza is a Delaware corporation with its principal executive offices located at 2091 Stierlin Court Mountain View, California 94043.

17. Defendant Thomas B. King has served as President, Chief Executive Officer and as a director of the Company since June 2003.

18. Defendant Isaac Stein has served as Lead Director and as a member of the Board since June 2001.

19. Defendant J. Kevin Buchi has served as a director of the Company since January 2013.

20. Defendant Deepika R. Pakianathan has served as a director of the Company since November 2004.

21. Defendant J. Leighton Read has served as a director of the Company since November 2004.

22. Defendant Gordon Ringold has served as a director of the Company since June 2001.

23. Defendant Joseph L. Turner has served as a director of the Company since July 2010.

24. Defendants King, Stein, Buchi, Pakianathan, Read, Ringold and Turner are collectively referred to herein as the “Board” or the “Individual Defendants.”

25. Defendant Ferrer is a Spanish sociedad anonima that is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona.

26. Defendant Merger Sub is a Delaware corporation and a wholly owned indirect subsidiary of Ferrer.

27. Collectively, Alexza, the Individual Defendants, Ferrer and Merger Sub are referred to herein as the “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Alexza and owe them a duty of care, loyalty, good faith, candor, and independence.

29. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

30. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from: (a) participating in any transaction where the Individual Defendants’ loyalties are divided; (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

AIDING AND ABETTING

31. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties.

32. During all relevant times, each of the Defendants initiated a course of conduct which was designed to: (i) permit Ferrer to attempt to eliminate the public shareholders’ equity interest in Alexza pursuant to a defective sales process; and (ii) permit Ferrer to buy the Company for an unfair price. In furtherance of this plan and course of conduct, each Defendant took the actions set forth herein.

33. Each of the Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all holders of Alexza common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

35. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of May 11, 2016, there were 21,750,615 shares of Alexza common stock issued and outstanding. The actual number of public shareholders of Alexza will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

36. Alexza is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. The Company’s products and development pipeline are based on the Staccato system, a hand-held inhaler designed to deliver a pure drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner. Alexza’s active pipeline product candidates include AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia.

37. Alexza’s first commercial product, ADASUVE, is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries.

38. Ferrer is Alexza’s commercial partner for ADASUVE in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, the Philippines and Thailand. In addition, prior to entering into the Merger Agreement, Ferrer was the holder of greater than 10% of the Company’s outstanding voting securities and a debtholder of the Company.

B.	The Proposed Transaction

39. On May 10, 2016, Ferrer and Alexza issued a press release announcing the Proposed Transaction:

Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA, “Alexza”) and Grupo Ferrer Internacional, S.A. (“Ferrer”) today announced that they have entered into a definitive agreement under which Ferrer Pharma Inc. (“Ferrer Pharma”), a wholly-owned subsidiary of Ferrer, will acquire Alexza for $0.90 per share in cash. In addition to the upfront cash payment, Alexza stockholders will be granted contingent value rights to receive cash payments in four payment categories if specified milestones are achieved following the closing. The transaction is expected to close in the second quarter of 2016 and is subject to customary closing conditions.

The $0.90 per share cash consideration represents a 210% premium to Alexza’s closing share price on February 26, 2016, the last trading day prior to announcement that Alexza and Ferrer had entered into a non-binding letter of intent with respect to Ferrer’s proposed acquisition of Alexza, a 177% premium to the volume-weighted average trading price over the thirty trading days ending on February 26, 2016, and a 67% premium to the closing price on May 9, 2016.

“We see Ferrer as the ideal company to acquire Alexza as we continue to strive toward global commercial success with ADASUVE and to re-energize our Staccato-based product pipeline,” said Thomas B. King, President and CEO of Alexza. “Over the past four years, we have come to appreciate their professionalism, passion, dedication and commitment to Alexza’s technologies, products and people. With this combination, we feel that Alexza’s products will be well positioned for long-term success in serving important patient needs.”

“We are pleased that Alexza, the company that created and developed ADASUVE and the Staccato technology, will be part of Ferrer and we look forward to working with our new Alexza colleagues to continue creating significant value for patients worldwide. We firmly believe that the Staccato technology will change the lives of patients with severe mental and neurological disorders. At the same time it will help healthcare professionals to improve their management in the increasingly digitalized and personalized healthcare context,” said Jordi Ramentol, CEO of Ferrer.

Under the terms of the agreement, Ferrer Pharma will commence a tender offer to acquire all outstanding shares of Alexza’s common stock for $0.90 per share in cash plus one contingent value right entitling the stockholder to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all contingent value right holders assuming all four payments are made) maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved.

Upon successful completion of the tender offer, Ferrer Pharma will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as are made to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The consummation of the tender offer is subject to various conditions, including a minimum tender of a number of Alexza shares that, when added to the shares held by Ferrer, represents a majority of outstanding shares (including shares issued upon the exercise of options). The Board of Directors of Alexza unanimously approved the transaction.

Guggenheim Securities, LLC acted as the financial advisor to Alexza, and Cooley LLP acted as legal advisor to Alexza. Skadden, Arps, Slate, Meagher & Flom LLP and J&A Garrigues, S.L.P. acted as legal advisors to Ferrer.

C.	The Unfair Price

40. The failure of the Individual Defendants to secure an adequate price is apparent from the per share consideration to which the Individual Defendants agreed. Pursuant to the Merger Agreement, Alexza shareholders will receive $0.90 per share plus one contractual contingent value right (“CVR”) per share of the Company’s common stock, which shall represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved.

41. The proposed consideration is woefully inadequate and fails to fairly compensate the Company’s shareholders for their equity interest in the Company. According to Yahoo! Finance, analysts have set a price target for Alexza of $1.25 per share. Moreover, as recently as September 25, 2015, Alexza traded as high as $1.60 per share i.e., over 75% higher than the proposed cash consideration in the Merger. Thus, the Proposed Transaction will provide Alexza’s shareholders with inadequate consideration.

42. In facilitating the acquisition of Alexza by Ferrer for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties.

43. The Board should have extracted a greater premium and a favorable merger agreement from Ferrer but instead hastily agreed to the Merger Agreement before fulfilling its fiduciary duties to maximize shareholder value. Given Alexza’s strong intrinsic value and its positioning for growth, the proposed consideration is inadequate and significantly undervalues the Company.

44. The Proposed Transaction will deny Plaintiff the right to share proportionately and equitably in the true value of Alexza’s valuable and profitable business.

45. As these indicators make clear, Alexza, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

The Preclusive Deal Protection Devices

46. The Proposed Transaction is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

47. The Merger Agreement contains a strict “no solicitation” provision. Pursuant to §6.5(a) of the Merger Agreement, Alexza may not solicit, initiate, endorse, knowingly encourage or knowingly facilitate alternative acquisition proposals with other potential acquirors for the Company.

48. The Merger Agreement contains an “information rights” provision. §6.5(b) of the Merger Agreement requires Alexza to advise Ferrer within 24 hours of any acquisition proposal it receives as well as the identity of the party making the proposal and the material terms of the proposal. In addition, Alexza must promptly notify Ferrer of all developments in the discussions with any alternative bidder and must not terminate, amend, modify or waive (except for waiver of any standstill provisions to allow such counterparty to make a proposal to the Company Board) any provision of any confidentiality or standstill agreement to which the Company or any Company subsidiary is a party.

49. Moreover, §6.5(c) of the Merger Agreement restricts the Board’s ability to effectuate a change in recommendation regarding the Proposed Transaction. In accordance §6.5(d) of the Merger Agreement, in the event that the Board receives an unsolicited proposal, the Board may only effectuate a change of its recommendation in favor of such proposal if it first determines in its good faith judgment, after consultation with outside counsel, that failure to take such actions would constitute a breach of the Board’s fiduciary duties and determines in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such proposal constitutes a Superior Proposal (as defined in the Merger Agreement).

50. The Merger Agreement also contains a “matching rights” provision. Thus, even if the Board has determined that the failure to effectuate a change in recommendation regarding the Proposed Transaction would result in a breach of the Board’s fiduciary duties, §6.5(e) of the Merger Agreement requires Alexza to provide Ferrer with written notice of its intention to change their recommendation and three business days to match the competing proposal before they may effectuate such a change. Moreover, in the event that the alternative proposal is modified such that it again constitutes a superior proposal, Alexza must repeat the process again and provide written notice and grant Ferrer a new two business day period to renegotiate and modify its proposal.

51. In other words, despite the inadequacy of the proposed consideration, the Merger Agreement gives Ferrer access to any rival bidder’s information and allows Ferrer a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Ferrer and will allow Ferrer to piggy-back upon the due diligence of the foreclosed second bidder.

52. The Merger Agreement further provides that the Company must pay Ferrer a termination fee of $1 million following termination of the Merger Agreement under specified circumstances including if Alexza enters into a transaction with a superior bidder.

53. Additionally, on May 9, 2016, Alexza and Ferrer entered into the Restated Note, which provides that if the Merger Agreement is terminated, then all outstanding unpaid principal and accrued interest will become immediately due and payable to Ferrer. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million.

54. As such, any competing bidder will have to pay a naked premium just to match the inadequate consideration proposed by Ferrer and incur an accelerated obligation to repay at least $6.3 million to Ferrer. Thus, the deal protection devices unreasonably deter an alternative bidder from making a superior proposal that will adequately compensate the Company’s shareholders.

55. In addition, in connection with the transactions contemplated by the Merger Agreement, the vesting of all unvested options and unvested restricted stock units of the Company will be accelerated to be vested in full and, with respect to the options, immediately exercisable at least six days prior to the closing of the offer. Thus, the members of the Board and the Company’s executives will receive substantial pecuniary benefits in connection with the Merger.

56. These preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company and otherwise dissuade the Board from fulfilling its fiduciary duties to Alexza shareholders. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

57. Plaintiff repeats and realleges each allegation set forth herein.

58. The Individual Defendants have violated fiduciary duties owed to public shareholders of Alexza.

59. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for the public shareholders of Alexza the highest value available for Alexza in the marketplace.

60. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Alexza because they failed to take steps to maximize the value of Alexza to its public shareholders in change of control transaction.

61. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Alexza. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

62. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against the Ferrer for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

63. Plaintiff repeats and realleges each allegation set forth herein.

64. Ferrer and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of Alexza, and are participating in such breaches of fiduciary duties.

65. Ferrer and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Ferrer Parties have rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

66. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff prays for a jury trial on all issues and in all proceedings so triable.

Dated: May 24, 2016	BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
EVAN J. SMITH (S.B. #242352)
9595 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 Telephone: (877) 834-2590

BROWER PIVEN A Professional Corporation Brian C. Kerr 475 Park Avenue South, 33rd Floor New York, NY 10016 Tel. (212) 501-9000

Attorneys for Plaintiff